Exhibit 99.1

Schedule I

The name and principal occupation of the sole director of Pani is Andreas Avgousti, consultant.  The address for Andreas Avgousti is 21 Vasili Michailidi Street, 3026 Limassol, Cyprus. Andreas Avgousti is a citizen of Cyprus.